Exhibit 99.3

MATERIAL FACT

In accordance with Articles 9 and 10 of Securities Market Law (Law No. 18,045), CorpBanca announces that, during the Ordinary Shareholders’ Meeting held on February 26, 2008, the shareholders elected Mr. Arturo Valenzuela Bowie as a member of CorpBanca’s board of directors. Mr. Valenzuela Bowie will serve on the board of directors until the next elections.